SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 08, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

8 March 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 7 March 2019 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2010. The Awards have been made in London and are based on the closing Share price on the London Stock Exchange on 6 March 2019 of £14.625.

1.       PERFORMANCE SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

There are performance conditions attached to the vesting of performance share awards. These awards will vest on 7 March 2022, subject to the achievement of the performance conditions which are measured from 1 January 2019 to 31 December 2021. The number of shares subject to the above awards are shown at target vesting.  Should maximum vesting be achieved, participants will receive 2x the number of shares shown below.  Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted at target on 7 March 2019 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2019 - 03 - 07
Place of Transaction	London Stock Exchange (XLON)

Name	Position / Status	Price (s)	Volume(s)	Aggregated information
Graham Baker	Chief Financial Officer	£14.625	35,480	N/A Single Transaction
Bradley Cannon	PDMR	£14.625	15,392	N/A Single Transaction
Massimiliano Colella	PDMR	£14.625	15,374	N/A Single Transaction
Phil Cowdy	PDMR	£14.625	11,282	N/A Single Transaction
Simon Fraser	PDMR	£14.625	13,583	N/A Single Transaction
Mark Gladwell	PDMR	£14.625	13,162	N/A Single Transaction
Melissa Guerdan	PDMR	£14.625	12,582	N/A Single Transaction
Skip Kiil	PDMR	£14.625	19,445	N/A Single Transaction
Elga Lohler	PDMR	£14.625	13,361	N/A Single Transaction
Namal Nawana	Chief Executive Officer	£14.625	76,065	N/A Single Transaction
Cathy O'Rourke	PDMR	£14.625	12,990	N/A Single Transaction
Vasant Padmanabhan	PDMR	£14.625	13,191	N/A Single Transaction
Susan Swabey	PDMR	£14.625	4,892	N/A Single Transaction

2.       EQUITY INCENTIVE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

The awards will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives and employment. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to all individuals included in this notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Equity Incentive Awards granted on 7 March 2019 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2019 - 03 - 07
Place of Transaction	London Stock Exchange (XLON)

Name	Position / Status	Price (s)	Volume(s)	Aggregated information
Graham Baker	Chief Financial Officer	£14.625	18,142	N/A Single Transaction
Bradley Cannon	PDMR	£14.625	13,984	N/A Single Transaction
Massimiliano Colella	PDMR	£14.625	13,976	N/A Single Transaction
Phil Cowdy	PDMR	£14.625	6,975	N/A Single Transaction
Mark Gladwell	PDMR	£14.625	6,526	N/A Single Transaction
Melissa Guerdan	PDMR	£14.625	5,547	N/A Single Transaction
Skip Kiil	PDMR	£14.625	17,677	N/A Single Transaction
Elga Lohler	PDMR	£14.625	13,259	N/A Single Transaction
Namal Nawana	Chief Executive Officer	£14.625	28,712	N/A Single Transaction
Cathy O'Rourke	PDMR	£14.625	12,868	N/A Single Transaction
Vasant Padmanabhan	PDMR	£14.625	11,992	N/A Single Transaction
Susan Swabey	PDMR	£14.625	4,892	N/A Single Transaction

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 08, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary